EXHIBIT 99.1
                                                                ------------
                Touchstone Applied Science Associates Inc.
                          4 Hardscrabble Heights
                         Brewster, NY  10509-0382


For further Information:

At TASA:                                At The Investor Relations Company:
Andrew L. Simon, President & CEO        Mike Arneth or
845-277-8100                            Tad Gage
asimon@tasa.com                         (312) 245-2700

FOR IMMEDIATE RELEASE

                   TOUCHSTONE APPLIED SCIENCE ASSOCIATES
              REPORTS 212% REVENUE GROWTH FOR Q1 FISCAL 2007

   *  Revenue Growth from both Core Operations and Questar Acquisition
   *  Year-Over-Year Q1 Pro Forma Revenue Grows 16%
   *  Posts EBITDA of $442,000 or Nine Cents Per Diluted Share
   *  Amortization Expense Affects Bottom Line
   *  Company to be Renamed Questar Assessment, Inc.

Brewster, New York, March 19, 2007 -- Touchstone Applied Science Associates, Inc. (OTCBB: TASA) today reported strong increases in revenue for the first quarter of fiscal 2007. The increase came from both the impact of Questar Educational Systems, acquired on May 31, 2006 and from core operations (revenue sources previous to the Questar acquisition.) Revenues in the first quarter ended January 31, 2007 increased 212% to $9.6 million from $3.1 million in the first quarter of 2006.

"We achieved a solid first quarter performance" said Andrew L. Simon, President and CEO. "Questar added $5.9 million in revenue to the first quarter. Equally significant, we experienced 20% growth in revenues, excluding the contribution from Questar. The growth came from the addition of new projects along with performing incremental scope work within our existing contracts"

Simon noted that first quarter revenue and net income were both in line with management's expectations. "Typically the first quarter is when we see our client project workload begin to accelerate. Our fiscal second and third quarters are typically when we realize a majority of our revenue and earnings." The Company's second quarter ends April 30, 2007. Simon added that "We have a full plate of projects to complete over the next few months. Given our anticipated workload, we felt it was important to complete our re-branding and staff realignment as early as possible. That allows us to focus our attention on serving our customers, project performance and business development". The Company has announced that, effective March 19, 2007, it will be renamed "Questar Assessment, Inc."

Simon further stated "We recorded a net loss of $455,000, or $.09 per share, in the first quarter. However, we believe our net cash generated or EBITDA * (earnings before interest, taxes, depreciation and amortization) is a good indicator of our financial performance. Our EBITDA in the first quarter was approximately $442,000."

* - EBITDA is not a measure of financial performance under accounting principles generally accepted in the U.S. or GAAP, and should not be considered an alternative to net income, or any other measure of performance under GAAP, or to cash flows from operating, investing or financing activities as an indicator of cash flows or a measure of liquidity.

As previously announced the company recorded amortization expense associated with the intangible assets acquired from Questar. This non cash expense was approximately $650,000 during the first quarter. This amounted to a $.08 per share reduction in earnings.


PRO FORMA RESULTS
-----------------
On a comparative pro forma basis, after giving effect to the Questar acquisition as of May 31, 2006, EBITDA increased to $442,000 in the current quarter from approximately $260,000 in the first quarter of last year. Comparative pro forma revenues increased to $9.6 million this period from $8.3 million in the first quarter a year ago. EBITDA per share for the first quarter fiscal 2007 was $.09 versus a pro forma $.05 for the first quarter a year earlier.

GROSS MARGINS / OVERHEAD COSTS
------------------------------
"Gross margin in the first quarter was 46%," Simon stated. "This was in line with our expectations and up from 36% in the first quarter of fiscal 2006. The increased gross margin was attributable to both the inclusion of the Questar projects in the current quarter as well as an increase in the gross margin experienced on projects undertaken previous to the Questar acquisition. Although margins will vary from period to period as our project mix changes, we are beginning to achieve greater efficiency in our overall business due to the streamlining of certain cost structures. We have also been able to leverage our existing capacity over a larger project and revenue base."

MANAGEMENT COMMENTS
-------------------
"Our combined operations are working well together. The first several months after any major acquisition are filled with challenges but I am pleased with the progress we have achieved to date. We expect our new identity as Questar Assessment, Inc. to complete the melding of what had been two distinct organizations into a single, more vibrant entity. It will also be an important tool in our business development efforts. Although our new identity will be formally rolled out today, you will note we have begun using our new name at the end of this news release," Simon stated.

"We still have work to do in terms of securing additional projects that will allow us to make optimal use of our assets. We are also accelerating our business development activities to ensure that customers are fully aware of the scope of our capabilities and to realize our full potential. The market for assessment services is robust. Although we must still compete for new business, our new identity, combined with the breadth of our product offerings the depth of our management expertise and our tradition of outstanding service provide us with greater ability to compete for - and win - new contracts."

CONFERENCE CALL Monday March 19, 2007 at 10:00 a.m. EDT
Management will host a conference call this morning to discuss first quarter fiscal 2007 results. The call is scheduled to begin at10:00 a.m. EDT. Participants may dial: 1-201-689-8470 for the live call. The call will also be web cast live and archived for three months. The web cast can be accessed at: http://viavid.net/dce.aspx?sid=00003BF5

ABOUT QUESTAR ASSESSMENT, INC. (formerly TASA)
Questar Assessment, Inc. headquartered in Brewster, N.Y., offers a comprehensive suite of educational assessment solutions to states, schools, school districts and to third parties. As one of the nation's leading providers, Questar provides products and services that range from test design, development, calibration, and psychometric services through print production, distribution, scanning, scoring, reporting, and data analysis services, as well as readability analysis of written materials. To meet the requirements in electronic assessment, Questar offers on-line testing services to schools and educational entities in the K-12 market as well as customized assessment engines for curriculum providers. For more information, visit the company's website at www.tasa.com.

Statements contained in this release that are not historical facts are "forward-looking" statements as contemplated by the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements are subject to risks and uncertainties, which are enumerated in the company's reports filed with The Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from those projected or implied in the forward-looking statements.


                              Tables Follow ...

                 TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
                              AND SUBSIDIARIES



                    CONDENSED CONSOLIDATED BALANCE SHEETS




                                                January 31,    October 31

                                                   2007            2006
                                                   ----            ----
                                               (Unaudited)

ASSETS
------

Current assets:
  Cash and cash equivalents                     $  895,533           $ 789,288
  Restricted cash                                   21,849              20,307
  Accounts receivable, net of
   allowance for doubtful accounts
   of $33,000                                    6,858,949           8,611,587
  Inventories                                      476,293             545,362
  Prepaid expenses and other current assets        666,942             496,509
  Deferred income taxes                            392,094             364,031
                                               -----------         -----------


      Total current assets                       9,311,660          10,827,084



Property and equipment - net of
  accumulated depreciation of
  $1,262,000 and $1,013,000,
  respectively                                   3,518,193           3,734,227

Other assets:
  Test passage bank and test
   development, net of accumulated
   amortization of $4,580,000 and
   $4,509,000, respectively                      2,389,189           2,335,670
  Non Compete Covenants, net of
   accumulated amortization of
   $70,000 and $44,000, respectively               289,354             315,659
  Customer contracts, net of accumulated
   amortization of $1,005,000 and $377,000,
   respectively                                  3,494,684           4,122,678
  Goodwill                                      13,647,586          13,647,586
  Deferred income taxes                          1,584,984           1,325,379
  Other assets                                     331,209             349,832
                                               -----------         -----------


      Total assets                             $34,566,859         $36,658,115
                                               ===========         ===========

                 TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
                              AND SUBSIDIARIES

              CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)



                                               January 31,          October 31,
                                                  2007                  2006
                                                  ----                  ----
                                               (Unaudited)

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Current liabilities:
  Revolving credit agreements                 $         --          $1,774,819
  Current maturities of long-term debt           1,744,044           1,459,502
  Accounts payable                               2,003,145           2,794,301
  Income tax payable                               208,319             204,319
  Accrued expenses                               3,398,653           1,996,161
  Other liabilities                                     --             470,490
  Deferred gain on sale of building -
   current portion                                 125,438             125,438
                                               -----------         -----------


      Total current liabilities                  7,479,599           8,825,030



Long-term debt:
  Long-term debt, less current
   maturities                                   11,946,821          12,405,735
  Interest Rate Swap                                35,960              77,155
  Deferred gain on sale of building,
   net of current portion                          679,458             710,817
                                               -----------         -----------

      Total liabilities                         20,141,838          22,018,737
                                               -----------         -----------


Commitments and contingencies

Stockholders' equity:
  Preferred stock, $.0001 par value,
   5,000,000 shares authorized,
   issued and outstanding
   1,888,888 shares                                    189                 189
  Common stock, $.0001 par value,
   20,000,000 shares authorized,
   3,021,561 and 2,946,047 shares
   issued and outstanding,
   respectively                                        302                 295
  Additional paid-in capital                    15,310,527          15,069,034
  Accumulated deficit                             (885,997)           (430,140)
                                               -----------         -----------


      Total stockholders' equity                14,425,021          14,639,378
                                               -----------         -----------


Total liabilities and stockholders' equity     $34,566,859         $36,658,115
                                               ===========         ===========

                 TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
                              AND SUBSIDIARIES

                 CONDENDED CONSOLIDATED STATEMENTS OF INCOME
                             FOR THE THREE MONTHS
                        ENDED JANUARY 31, 2007 and 2006
                                  (Unaudited)



                                          2007                    2006
                                          ----                    ----
                                                         (Restated - Note 1)



Net revenue earned                     $9,592,013             $3,074,014

Cost of goods sold                      5,203,142              1,963,479
                                       ----------             ----------

Gross profit                            4,388,871              1,110,535
                                       ----------             ----------

Operating expenses:
  Selling                                 581,959                349,717
  Depreciation and amortization           928,591                 61,769
  General and administrative            3,440,105                983,505
                                       ----------             ----------

Total operating expenses                4,950,655              1,394,991
                                       ----------             ----------

Loss from operations                     (561,784)             (284,456)

Other income (expense):
  Gain on sale of assets/leaseback
   of building                             63,996                31,360
  Interest income                             369                 3,902
  Interest expense                       (242,107)              (24,106)
                                       ----------             ----------

Loss before income taxes                 (739,526)             (273,300)

Income tax benefit                       (283,669)             (103,452)
                                       ----------             ----------

Net Loss                              $  (455,857)           $ (169,848)
                                       ----------             ----------








                                    # # #